



**Royal Wessanen nv**

*Corporate Communications*

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

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Company Office of International Corporate Finance
Securities and Exchange Commission

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From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 4

*Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28*

Date April 11, 2005 Reference

Subject

**ID # 82-1306**



dlw 4/11



**Royal Wessanen nv**

*Corporate Communications*

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

*press release*

Amstelveen, The Netherlands, April 11, 2005

## Wessanen wants more influence for shareholders

Supplementary to the Agenda for the General Meeting of Shareholders of Royal Wessanen nv, which has been published today, Wessanen's Supervisory and Executive Boards wish to clarify the company's vision of corporate governance. With a view to the remuneration policy, also published today, this press release further explains the switch from options to restricted shares and provides more details about the remuneration of Mr D. Vierstra, candidate for the post of CFO, and the severance package for Financial Director, Mr Kramer, who left the company at the end of 2004.

Transparency is the spearhead

The Wessanen Board believes that the Tabaksblat Code is an excellent answer to the need for transparent business practices and accountability towards financial backers. This is why the Code has largely been implemented at Wessanen. The main changes include:

- The Stichting Preferente Aandelen has ceased to exist.
- The directors' contracts have been converted into 4-year contracts. Remuneration packages and bonuses have been brought into line with the principles of the Code. The remuneration policy and the remuneration report will be presented to the Shareholders' Meeting for approval.
- All underlying arrangements regarding the performance of the members of the Executive Board and the Supervisory Board, the Code of Conduct etc. have been brought into line with the Tabaksblat Code and publicized on the Wessanen website (www.wessanen.com). Consequently, the Joint Meeting of the Executive and Supervisory Boards has also been discontinued, making for a stronger emphasis on independent responsibility in both bodies.
- The representative of the Supervisory Board has been permanently withdrawn from the Board of the Stichting Administratiekantoor Aandelen Koninklijke Wessanen, thus increasing the independence of the Administratiekantoor.



Future changes

At the forthcoming Shareholders' Meeting (April 27, 2005) the company will propose that the conditions for converting depositary receipts of shares (Article 11, Articles of Association) be scrapped, thus dispensing with the protective function of the Stichting Administratiekantoor Aandelen Koninklijke Wessanen. These new proposals will take account of the need to protect minority shareholders, a matter which is not regulated in the Netherlands, in contrast with many other countries.

No more depositary receipts of shares

Wessanen's corporate governance ambition is driven by a desire to provide maximum transparency, verifiability and accountability for its financial backers. This eventually implies a shareholder structure in which the financial backers can exert direct influence (obviously through the appropriate channels) with none of the constraints imposed by depositary receipts of shares. To achieve this, however, a reasonable quorum of shareholders will have to be represented at the meeting and the protection of minority shareholders will have to be addressed. Wessanen is therefore actively and intensively engaged in increasing shareholder participation.

Remuneration policy

In addition to improved results in the short term Wessanen's strategy is aimed primarily at *long-term* value creation. This strategy is reflected in Wessanen's remuneration policy whereby, from now on, Board members and management will be awarded restricted shares. These shares will only be allocated if a specific objective is met each year in a 3-year period. The objective for year 1 (2005) is the realization of a specific level of income for the company. For year 2 (2006) it is the realization of a specific level of Total Shareholders' Return (TSR) in relation to a peer group of companies and, for year 3 (2007), the strategic goals for Return on Sales (result as a percentage of sales). This remuneration component achieves both long-term motivation and alignment of the interests of shareholders and executives.

The remuneration policy for Wessanen's current executives now complies with the standards of the Tabaksblat Code. This likewise applies to the remuneration package for Mr Vierstra, who will be appointed for a period of 4 years. The maximum severance pay in the event of premature termination is one year's salary. Mr Vierstra's remuneration package consists of a fixed basic salary of EUR 335,000 and a cash bonus amounting to a maximum of 80% of the annual salary upon realization of the targets for EBITAE, cash flow and a personal agenda. He is, in addition, entitled to 11,500 restricted shares over 2005 and received 60,000 options and 15,000 restricted shares upon commencement of employment.



Mr Kramer was in the service of the company throughout 2004 and therefore received a fixed salary, a contribution to his pension capital, a bonus and expenses totaling EUR 484,000. In 2004 he also received severance pay of EUR 373,000, which is equal to one year's salary (including pension contributions).

Supervisory and Executive Boards
Royal Wessanen nv

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**For more information**, please contact Corporate Communications
phone: +31 (0)20 547 95 28
e-mail: *corporate.communications@wessanen-hq.com*